                                                                    EXHIBIT 99.1


                         ODESSA REGIONAL HOSPITAL, L.P.
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

                          Odessa Regional Hospital, LP

                              Financial Statements

                                    CONTENTS


Condensed Balance Sheets at June 30, 2002 (unaudited) and
September 30, 2001...........................................................  2
Condensed Statements of Operations for the Three Months and
Nine Months Ended June 30, 2002 and 2001(unaudited)..........................  3
Condensed Statements of Cash Flows for the Nine Months Ended
June 30, 2002 and 2001 (unaudited)...........................................  4
Notes to Unaudited Condensed Financial Statements............................  5

                          Odessa Regional Hospital, LP

                            Condensed Balance Sheets
                                 (in thousands)

                                                            (UNAUDITED)
                                                              JUNE 30,      SEPTEMBER 30,
                                                                2002             2001
                                                            -----------------------------
ASSETS
Current assets:
   Accounts receivable, net of allowance for doubtful
      accounts of $2,329 and $1,717 respectively            $     9,446      $      8,614
   Due from affiliate                                                --             2,993
   Inventories                                                    1,472             1,109
   Prepaid expenses and other current assets                        914               466
                                                            -----------------------------
Total current assets                                             11,832            13,182

Property and equipment, net                                      22,283            15,430
Goodwill, net                                                    28,827            28,827
Other assets                                                         29                --
                                                            -----------------------------
Total assets                                                $    62,971      $     57,439
                                                            =============================

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable                                         $     1,836      $      2,410
   Salaries and benefits payable                                    740               708
   Other accrued liabilities                                        165               219
                                                            -----------------------------
Total current liabilities                                         2,741             3,337

Debt allocated from IASIS                                        33,168            33,473
Due to affiliate                                                    500                --
                                                            -----------------------------
Total liabilities                                                36,409            36,810

Partners' capital                                                26,562            20,629
                                                            -----------------------------
Total liabilities and partners' capital                     $    62,971      $     57,439
                                                            =============================

See accompanying notes.

                          Odessa Regional Hospital, LP

                 Condensed Statements of Operations (unaudited)
                                 (in thousands)

                                      THREE MONTHS   THREE MONTHS     NINE MONTHS     NINE MONTHS
                                         ENDED          ENDED            ENDED           ENDED
                                        JUNE 30,      JUNE 30,          JUNE 30,       JUNE 30,
                                          2002          2001              2002           2001
                                      ----------------------------------------------------------
Net revenue                           $   12,448      $   10,019      $   35,461      $   29,381

Costs and expenses:
   Salaries and benefits                   4,523           3,780          12,254          11,353
   Supplies                                1,328           1,246           3,630           3,903
   Other operating expenses                2,114           1,553           5,980           4,395
   Provision for bad debts                 1,180             797           3,156           2,361
   Interest, net                             598             413           2,768           3,143
   Depreciation and amortization             352             617           1,047           1,723
   Management fees                           243             151             693             659
                                      ----------------------------------------------------------
Total costs and expenses                  10,338           8,557          29,528          27,537

Net earnings                          $    2,110      $    1,462      $    5,933      $    1,844
                                      ==========================================================

See accompanying notes.

                          Odessa Regional Hospital, LP

                 Condensed Statements of Cash Flows (unaudited)
                                 (in thousands)

                                                                                 NINE MONTHS     NINE MONTHS
                                                                                    ENDED           ENDED
                                                                                   JUNE 30,        JUNE 30,
                                                                                     2002            2001
                                                                                 ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                     $    5,933       $    1,844
Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization                                                   1,047            1,723
      Changes in operating assets and liabilities:
           Accounts receivable                                                         (832)          (3,712)
           Inventories, prepaid expenses and other current assets                      (811)             154
           Accounts payable, salaries and benefits payable and other
               accrued liabilities                                                     (595)             957
                                                                                 ---------------------------
Net cash provided by operating activities                                             4,742              966

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                                   (7,900)          (2,371)
Change in other assets                                                                  (29)              14
                                                                                 ---------------------------
Net cash used in investing activities                                                (7,929)          (2,357)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in due to/from affiliate, net                                                  3,439             (684)
Physician partner contributions                                                          --            2,075
Distribution to physician partners                                                     (252)              --
                                                                                 ---------------------------
Net cash provided by financing activities                                             3,187            1,391
                                                                                 ---------------------------

Change in cash                                                                           --               --
Cash at beginning of period                                                              --               --
                                                                                 ---------------------------
Cash at end of period                                                            $       --       $       --
                                                                                 ===========================

See accompanying notes

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements

1. ORGANIZATION

      Odessa Regional Hospital, LP, a Delaware limited partnership (the "Partnership"), was formed on September 24, 1999 to own and operate Odessa Regional Hospital (the "Hospital") in Odessa, Texas. The Partnership's general partner is IASIS Healthcare Holdings, Inc. ("General Partner") and the limited partners consist of IASIS Healthcare Corporation ("IASIS") and other third party investors. The General Partner is an indirect wholly-owned subsidiary of IASIS. IASIS is a for-profit hospital management company that owns and operates 14 general, acute care hospitals in four states. IASIS also owns a Medicaid managed health plan in Arizona. The Hospital is a 121-bed acute care hospital that provides inpatient, outpatient and emergency care services to residents in the Odessa-Midland region of Texas.

      The unaudited condensed financial statements include the accounts of the Partnership and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. The balance sheet at September 30, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the financial statements and footnotes thereto included as Exhibit 99.1 to IASIS' Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

      In the opinion of management, the accompanying unaudited condensed financial statements contain all material adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed financial statements and notes. Actual results could differ from those estimates.

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements
                                   (Continued)

2. DEBT ALLOCATED FROM IASIS

      In conjunction with the acquisition of the Hospital, the Partnership executed a promissory note (the "Original Note") payable to IASIS in the principal amount of $31,387,041. The Original Note bore interest at 13% per annum with interest due and payable on October 1, 2000 and each subsequent year thereafter until October 1, 2004, at which time the entire outstanding principal balance, together with all accrued and unpaid interest, was immediately due and payable in full. Effective February 1, 2001, the Partnership executed a new promissory note (the "New Note") payable to IASIS in the principal amount of $33,761,000. The New Note replaces the Original Note and bears interest at 13% per annum, with monthly principal and interest payments of $395,060 required through January 31, 2006, at which time the entire outstanding principal balance, together with all accrued and unpaid interest, is immediately due and payable in full.

3. GOODWILL

      The Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment tests on an annual basis, or more frequently if certain indicators arise. Other intangible assets will continue to be amortized over their useful lives. The Partnership was required to complete its transitional impairment test of existing goodwill by March 31, 2002. The Partnership has performed the first step of the required transitional impairment tests of goodwill and indefinite lived intangible assets as of October 1, 2001, and does not expect any impairment loss as a result of such test. At June 30, 2002 and September 30, 2001, the Partnership's goodwill balance was $28.8 million, net of accumulated amortization of $1.7 million. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase to net earnings of approximately $872,000 per year.

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements
                                   (Continued)

4. CONTINGENCIES

NET REVENUE

      The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third party payors are complex and subject to interpretation. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals. The Partnership believes it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on its financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

PLEDGE OF ASSETS AND EQUITY INTERESTS

      The Partnership's assets and equity interests are pledged as a full and unconditional guarantee of certain debt of IASIS, which totaled approximately $594.6 million at June 30, 2002.

PROFESSIONAL, GENERAL AND WORKERS COMPENSATION LIABILITY RISKS

      The Partnership is subject to claims and legal actions arising in the ordinary course of business, including claims relating to patient treatment and personal injuries. To cover these types of claims, IASIS, on behalf of the Partnership, maintains general and professional liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that IASIS believes to be sufficient for the Partnership, although, potentially, some claims may exceed the scope of coverage in effect. Plaintiffs may request punitive or other damages that may not be covered by insurance. The cost of general and professional liability coverage, including the self-insured retention exposure, is allocated by IASIS to the Partnership based upon adjusted patient days. IASIS maintains reserves for general and professional liabilities. Accordingly, no reserve for liability risks is recorded on the accompanying condensed balance sheets.

      The Partnership is subject to claims and legal actions in the ordinary course of business relative to workers compensation and other labor and employment matters. To cover these types of claims, IASIS, on behalf of the Partnership, maintains workers

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements
                                   (Continued)

compensation insurance coverage with a self-insured retention. IASIS accrues costs of workers compensation claims based upon estimates derived from its claims experience. The cost of workers' compensation coverage, including the self-insured retention exposure, is allocated by IASIS to the Partnership based upon adjusted patient days. IASIS maintains reserves for workers' compensation. Accordingly, no reserve for liability risks is recorded on the accompanying condensed balance sheets.

      The Partnership currently is not a party to any such proceedings with regard to general and professional liability or workers' compensation matters that, in the Partnership's opinion, would have a material adverse effect on the Partnership's business, financial condition or results of operations.

INCOME TAXES

      No provision for income taxes has been reflected in the accompanying financial statements because the tax effect of the Partnership's activities accrues to the individual partners. The Partnership's tax returns and the amounts of distributable Partnership income or loss are subject to examination by the federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if any adjustment to the Partnership taxable income or loss is ultimately sustained by the taxing authorities.